Mr. Larry Spirgel
Mr. Michael Henderson
Mr. Terry French
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

January 21, 2011
Re:	Telefónica, S.A. Form 20-F for the fiscal year ended December 31, 2009 Filed March 26, 2010 File No. 1-09531
Dear Messrs. Spirgel, Henderson and French:
Thank you for your letter dated December 22, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Telefónica, S.A. (“Telefónica”, also referred to in this letter as the “company” and “we”), which was filed with the Commission on March 26, 2010.
We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.
We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-8502 or fax: 011-34-91-727-1407; or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.
Very truly yours,
/s/ Santiago Fernández Valbuena
Santiago Fernández Valbuena
Chief Strategy Officer
Telefónica, S.A.
Registro Mercantil Provincia de Madrid, Tomo 12.534, Folio 21, Hoja M-6164, Inscripción 1359a, del Libro de Sociedades, CIF A-28/015865. Sede Social: Gran Vía 28, 28013 Madrid (España).

ANNEX A
Response to Comments Raised by the Staff
in the Letter Dated December 22, 2010
Form: 20-F for the year ended December 31, 2009
(2) Basis of Presentation of the Consolidated Financial Statements
c) Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement, page F-10
1.
We have carefully considered your response to prior comments one and two provided in your letter dated November 26, 2010. We also reviewed the terms and conditions set forth in your Subscription Agreement with China Unicom Limited that was signed on September 6, 2009 (“Subscription Agreement”). We do not agree with your conclusion that the nature of those terms and conditions resulted in the Subscription Agreement not being binding until they were all satisfied. It appears that the Subscription Agreement was a binding contract at the date it was signed, September 6, 2009, and should have been recorded at that time.

We note that you concluded that the Subscription Agreement was not within the scope of IAS 32 or IAS 39 based on your interpretation of paragraph 2(g) of IAS 39, which applies to “any forward contract between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date”. You indicated in your response to prior comment two that “after this transaction, [your] investment in China Unicom was considered as an investment in an associate”. It is not appropriate to apply paragraph 2(g) of IAS 39 to investments in associates by analogy. Refer to paragraph BC24D of IAS 39. As such, we do not agree with your conclusion that the Subscription Agreement is not within the scope of IAS 32 or IAS 39.
It appears that the Subscription Agreement should have been accounted for on the date it was signed, September 6, 2009, and accounted for in accordance with paragraph A35(c) of IAS 39.
We have carefully considered your comments reproduced above and have thoroughly reassessed the accounting treatment applied to the share exchange transaction agreed between Telefónica and China Unicom in 2009. After such reassessment, we continue to believe that the accounting treatment applied by us was appropriate. Nevertheless, considering the situation in 2009 where IAS 39 was subject to certain amendments that became effective after the 2009 year-end, we acknowledge that other treatments could have been taken into consideration.
While we continue to believe that the accounting treatment applied by us was appropriate, we acknowledge the Staff’s interpretation of the appropriate accounting treatment for the transaction and the possibility of treating the transaction as a derivative instrument.
We supplementally advise that had we considered that this transaction involved a derivative instrument from the date of the Subscription Agreement, any resulting difference in our consolidated financial statements would have been immaterial. We estimate that the potential financial instrument would have had an estimated fair value of €109.03 million at October 21, 2009, as calculated as discussed in our response to comment two, which would have represented a negative impact of approximately 1.05% on profit before tax from continuing operations for 2009. On an after tax basis, the effect of the derivative would have amounted to €76.3 million, representing a 0.98% negative impact on profit for the year attributable to equity holders of the parent. The financial instrument would have also been immaterial to our statement of financial position at December 31, 2009 and our cash flow statement for 2009. We have also considered the guidance in Staff Accounting Bulletin No. 99 with respect to qualitative factors and have concluded such impact would be immaterial.

A-1

The alternative accounting interpretation would not result in any of the following:
•	Change in earnings trends or other trends

•	Failure to meet analysts expectations

•	Change from income to loss

•	Impact segments information or other trends

•	Effect in regulatory requirements

•	Effect in loan covenants or other contractual requirements

•	Effect on management’s compensation
In sum, while we continue to believe the accounting treatment applied by us was appropriate at the time it was considered, we have analysed the impact of treating the transaction as involving a derivative instrument would have had on us and have concluded that any such impact would have been immaterial.
2.	Please provide us with the calculations and assumptions used to determine your estimate of the derivative liability amount at October 21, 2009 which you provided in your response to prior comment two.
In respect of the calculations and assumptions used to determine our estimation of the derivative liability at October 21, 2009, we have estimated the value of the derivative as the difference between the market value of the Telefónica shares and the market value of the China Unicom shares at the exchange transaction date, both amounts stated in euros.
As the closing took place during Hong Kong business hours, we have considered the closing stock prices and exchange rates of the day preceding the closing of the transaction, i.e. October 20, 2009, as the best approximation of the market values of the two companies at the exchange transaction date.
The details of the calculations are the following:

A-2

a)	Market value of the Telefónica shares:

I. Number of shares	40,730,735
II. Stock price as of October 20, 2009 (1)	18.95 €
III. Market value (I*II)	771,847,428.25 €

(1)	Source: Bloomberg closing price of Telefónica shares on the Spanish stock exchange (TEF SM) as of October 20, 2009.
b)	Market value of the China Unicom shares:

IV. Number of shares	693,912,264
V. Stock price as of October 20, 2009 (2)	11.06 HKD
VI. Exchange rate as of October 20, 2009 (3)	11.5824 HKD/€
VII. Market value (IV*V/VI)	662,614,798.30 €

(2)	Source: Bloomberg closing price of China Unicom shares on the Honk Kong stock exchange (762 HK) as of October 20, 2009.

(3)	Source: Bloomberg closing value of the EUR-HKD exchange rate (HDEU) as of October 20, 2009.
c)	Derivative liability
The difference between both market values has been considered as the estimation of the fair value of the derivative as of October 21, 2009.

VIII: Derivative (VII-III)	(109,028,983.23) €
The after tax impact of this derivative would have amounted to (76,320,288.26) €, representing 0.98% of our profit for the year attributable to equity holders of the parent of €7,776 million in year 2009.
The profit figures of Telefónica for the last three years were the following:

Millions of euros	2009	2008	2007
Profit before tax from continuing operations	10,387	10,915	10,684
Profit for the year	7,937	7,826	9,119
Profit for the year attributable to equity holders of the parent	7,776	7,592	8,906

A-3